The information in this prospectus supplement and the attached prospectus is not complete and may be changed. This prospectus supplement and the attached prospectus are part of an effective registration statement filed with the SEC. This prospectus supplement and the attached prospectus are not offers to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or legal.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2001


                                                FILED PURSUANT TO RULE 424(b)(3)
                                                          SEC FILE NO. 333-67581

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 21, 2001)


                   [UNIONBANCAL CORPORATION LOGO APPEARS HERE]


                                  $200,000,000

                             UnionBanCal Corporation

                             % Senior Notes due 2006
                                   ----------
     The notes will bear interest at the rate of % per year. Interest on the notes is payable on and of each year, beginning on , 2002. The notes will mature on , 2006. The notes are not redeemable prior to stated maturity.

     The notes will be our senior obligations and will rank equally with all of our existing and future unsecured senior debt.
                                   ----------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
                                   ----------
     The notes are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.
                                   ----------

                                                 PER NOTE             TOTAL
                                                ----------          ---------
Public Offering Price                                    %          $
Underwriting Discount                                    %          $
Proceeds to Company (before expenses)                    %          $


     Interest on the notes will accrue from    , 2001 to the date of delivery.
                                   ----------
     The underwriters expect to deliver the notes to purchasers on or about , 2001.
                                   ----------

Salomon Smith Barney

             Bear, Stearns & Co. Inc.

                            Lehman Brothers

                                        Morgan Stanley

November   , 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT
PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                                     -------

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT


About This Prospectus Supplement......................................       S-1
UnionBanCal Corporation...............................................       S-1
Use of Proceeds.......................................................       S-2
Selected Consolidated Financial Data..................................       S-2
Capitalization........................................................       S-4
Management............................................................       S-5
Description of the Notes..............................................       S-6
Certain U.S. Federal Tax Considerations...............................       S-8
Underwriting..........................................................      S-10
Legal Matters.........................................................      S-11


                                   PROSPECTUS

Risk Factors.............................................................      3
Forward-Looking Statements...............................................      7
UnionBanCal Corporation..................................................      7
The Trusts...............................................................      8
Use of Proceeds..........................................................      9
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined
 Fixed Charges and Preferred Stock Dividends.............................      9
Description of Securities................................................     10
   Description of Capital Stock..........................................     10
   Description of Depositary Shares......................................     11
   Description of the Trust Preferred Securities.........................     13
   Description of Debt Securities........................................     20
   Description of the Trust Preferred Securities Guarantees..............     29
   Relationship Among the Trust Preferred Securities, the Trust Preferred
     Securities Guarantee and the Debt Securities Held by Each Trust.....     31
Plan of Distribution.....................................................     32
Legal Opinions...........................................................     33
Experts..................................................................     33
Where You Can Find More Information......................................     33

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement is a supplement to the prospectus that is also a part of this document. This supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, from time to time we may offer debt securities, shares of preferred stock, shares of common stock and depositary shares up to an aggregate amount of $750 million of which this offering is a part. Of this amount, $400 million of securities have not been offered and sold as of the date of this prospectus supplement ($350 million of 7 3/8% Capital Securities were previously sold under the shelf registration statement by UnionBanCal Finance Trust I). In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the notes we are selling in this offering. Both this prospectus supplement and the prospectus include, or incorporate by reference, important information about us, the notes being offered and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the prospectus. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general description of our debt securities in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You should read both this prospectus supplement and the prospectus, as well as the additional information described under "Where You Can Find More Information" in the accompanying prospectus before investing in the notes.

                             UNIONBANCAL CORPORATION

     UnionBanCal Corporation is a commercial bank holding company. Our major subsidiary, Union Bank of California, N.A., is among the oldest banks on the west coast, with roots as far back as 1864. Union Bank of California was formed as a result of the 1996 combination of Union Bank and The Bank of California, N.A. At September 30, 2001, Union Bank of California was the third largest commercial bank in California based on total assets and total deposits. At September 30, 2001, we were approximately 67 percent owned by The Bank of Tokyo-Mitsubishi, Ltd., a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.

     We provide a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, but nationally and internationally as well. At September 30, 2001, we had assets of approximately $35.2 billion and deposits of approximately $27.1 billion. As of the date of this prospectus supplement, Union Bank of California has 244 banking offices in California, 6 banking offices in Oregon and Washington, and 16 international facilities.

     We operate our business through four primary segments: The Community Banking and Investment Services Group, Commercial Financial Services Group, International Banking Group and Global Markets Group.

     The notes are solely obligations of UnionBanCal Corporation and are neither obligations of nor guaranteed by The Bank of Tokyo-Mitsubishi, Ltd. or its affiliates other than UnionBanCal Corporation.

     Our principal office is located at 400 California Street, San Francisco, California 94104-1302, and our telephone number is (415) 765-2969.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the notes will be approximately $ million, after deducting underwriting discounts and estimated offering expenses payable by us. We currently intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include extending credit to or funding investments in our subsidiaries, repurchasing shares of our common stock, reducing our existing indebtedness or financing possible acquisitions. Pending this use, we may temporarily invest the net proceeds in U.S. Treasury or other short-term liquid instruments.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial and other data as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus or the books and records of the Company. The selected consolidated financial and other data as of December 31, 1996, 1997 and 1998 and for the years ended December 31, 1996 and 1997 are derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus supplement and the accompanying prospectus or the books and records of the Company. The selected consolidated financial and other data as of and for the nine months ended September 30, 2000 and 2001 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus or the books and records of the Company, which in the opinion of our management, include all adjustments necessary for a fair presentation of our financial position at such date and the results of operations for such interim period. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results of operations to be expected for the full year. This selected information is qualified in its entirety and should be read in conjunction with the consolidated financial statements and the notes related to those financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus under "Where You Can Find More Information" in the accompanying prospectus.

                                                                                                               AS OF AND FOR THE
                                                                                                               NINE MONTHS ENDED
                                              AS OF AND FOR THE YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
(DOLLARS IN THOUSANDS,             ---------------------------------------------------------------------  --------------------------
EXCEPT PER SHARE DATA)                  1996           1997          1998          1999          2000          2000          2001
----------------------             ------------   ------------  ------------  ------------  ------------  ------------  ------------
RESULTS OF OPERATIONS:
   Net interest income(1)..........$  1,175,302   $  1,237,010  $  1,322,655  $  1,419,019  $  1,587,008  $  1,187,732  $  1,145,713
   Provision for credit
   Provision for credit losses.....      40,000             --        45,000        65,000       440,000       190,000       215,000
   Noninterest income..............     418,676        463,001       533,531       586,759       647,180       494,008       522,603
   Noninterest expense.............   1,134,904      1,044,665     1,135,218     1,281,973     1,130,185       829,735       931,979
                                   ------------   ------------  ------------  ------------  ------------  ------------  ------------
   Income before income taxes(1)...     419,074        655,346       675,968       658,805       664,003       662,005       521,337
   Taxable-equivalent adjustment...       6,724          5,328         4,432         3,186         2,568         1,933         1,638
   Income tax expense..............     162,892        238,722       205,075       213,888       221,535       228,610       170,133
                                   ------------   ------------  ------------  ------------  ------------  ------------  ------------
   Net income......................$    249,458   $    411,296  $    466,461  $    441,731  $    439,900  $    431,462  $    349,566
                                   ============   ============  ============  ============  ============  ============  ============
   Net income applicable to
      common stock.................$    238,152   $    403,696  $    466,461  $    441,731  $    439,900  $    431,462  $    349,566
                                   ============   ============  ============  ============  ============  ============  ============

PER COMMON SHARE:
   Net income--basic...............$       1.37   $       2.31  $       2.66  $       2.65  $       2.72  $       2.66  $       2.21
   Net income--diluted.............        1.36           2.30          2.65          2.64          2.72          2.65          2.20
   Dividends(2)....................        0.47           0.51          0.61          0.82          1.00          0.75          0.75
   Book value (end of period)......       13.53          15.32         17.45          8.18         20.17         20.13         22.49
   Common shares outstanding
      (end of period).............. 174,457,603    174,917,674   175,259,919   164,282,622   159,234,454   160,112,869   157,181,483
   Weighted average common shares
      outstanding--basic........... 174,391,048    174,683,338   175,127,487   166,382,074   161,604,648   162,259,396   158,214,813
   Weighted average common shares
      outstanding--diluted......... 174,783,565    175,189,078   175,737,303   167,149,207   161,989,388   162,674,610   158,916,432



                                                                                                              AS OF AND FOR THE
                                                                                                              NINE MONTHS ENDED
                                             AS OF AND FOR THE YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
(DOLLARS IN THOUSANDS,           ----------------------------------------------------------------------   -------------------------
EXCEPT PER SHARE DATA)                1996           1997          1998          1999          2000           2000          2001
----------------------           ------------   ------------  ------------  ------------  ------------   ------------  ------------
BALANCE SHEET (END OF PERIOD):
   Total assets................  $ 29,234,059   $ 30,585,265  $ 32,276,316  $ 33,684,776  $ 35,162,475   $ 33,745,489  $ 35,239,224
   Total loans.................    21,049,787     22,741,408    24,296,111    25,912,958    26,010,398     26,157,939    25,594,289
   Nonperforming assets........       156,784        129,809        89,850       169,780       408,304        299,795       450,246
   Total deposits..............    21,532,960     23,296,374    24,507,879    26,256,607    27,283,183     25,894,059    27,065,423
   Subordinated capital notes..       382,000        348,000       298,000       298,000       200,000        200,000       200,000
   Trust preferred securities..            --             --            --       350,000       350,000        350,000       369,441
   Preferred stock.............       135,000             --            --            --            --             --            --
   Common equity...............     2,359,933      2,679,299     3,058,244     2,987,468     3,211,565      3,222,770     3,534,533

BALANCE SHEET (PERIOD AVERAGE):
   Total assets................  $ 27,899,734   $ 29,692,992  $ 30,523,806  $ 32,141,497  $ 33,672,058   $ 33,520,179  $ 34,545,443
   Total loans.................    20,727,577     21,855,911    23,215,504    25,024,777    26,310,420     26,303,921    26,147,872
   Earning assets..............    24,717,326     26,291,822    27,487,390    29,017,122    30,379,730     30,267,580    31,229,078
   Total deposits..............    20,101,544     22,067,155    22,654,714    23,893,045    25,527,547     25,320,107    26,269,050
   Common equity...............     2,325,437      2,514,610     2,845,964     2,939,591     3,139,844      3,095,375     3,414,561

FINANCIAL RATIOS:
   Return on average assets(3).          0.89%          1.39%         1.53%         1.37%         1.31%          1.72%         1.35%
   Return on average common
      equity(3)................         10.24          16.05         16.39         15.03         14.01          18.62         13.69
   Efficiency ratio(4).........         71.02          61.53         61.31         63.98         50.59          49.34         55.86
   Net interest margin(1)......          4.75           4.70          4.81          4.89          5.22           5.23          4.90
   Dividend payout ratio.......         34.31          22.08         22.93         30.94         36.76          28.20         33.94
   Tangible equity ratio.......          7.80           8.54          9.30          8.70          9.01           9.41          9.91
   Tier 1 risk-based capital
      ratio....................          9.08           8.96          9.64          9.94         10.24          10.52         11.20
   Total risk-based capital
      ratio....................         11.17          11.05         11.61         11.79         12.07          12.35         13.06
   Leverage ratio..............          8.41           8.53          9.38         10.10         10.19          10.47         10.51
   Allowance for credit losses
      to total loans...........          2.49           1.99          1.89          1.82          2.36           2.01          2.46
   Allowance for credit losses
      to nonaccrual loans......        408.48         413.12        585.50        281.00        153.48         185.83        141.65
   Net loans charged off to
      average total loans(3)...          0.34           0.33          0.15          0.22          1.13           0.68          1.02
   Nonperforming assets to
      total loans, distressed
      loans held for sale, and
      foreclosed assets........          0.74           0.57          0.37          0.66          1.57           1.15          1.76
   Nonperforming assets to
      total assets.............          0.54           0.42          0.28          0.50          1.16           0.89          1.28

-----------

(1) Amounts are on a taxable-equivalent basis using the federal statutory tax rate of 35 percent.

(2)      Dividends  per  share  reflect   dividends   declared  on  UnionBanCal
         Corporation's common stock outstanding as of the declaration date.

(3)      The information is presented on an annualized basis.

(4) The efficiency ratio is noninterest expense, excluding foreclosed asset expense (income), as a percentage of net interest income (taxable-equivalent) and noninterest income. Foreclosed asset expense (income) was $0.007 million and $0.001 million for the first nine months of 2000 and 2001, respectively, and $2.9 million, $(1.3) million, $(2.8) million, $(1.3) million, and $(0.1) million for the years 1996 through 2000, respectively.

                                 CAPITALIZATION

     The following table sets forth our capitalization, on a consolidated basis, as of September 30, 2001 and as adjusted to give effect to the consummation of the offering of the notes. The following data should be read in conjunction with the consolidated financial statements and notes thereto included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                                        AS OF SEPTEMBER 30, 2001
                                                                                                     ------------------------------
                                                                                                         ACTUAL        AS ADJUSTED
                                                                                                     -------------    -------------
                                                                                                               (UNAUDITED)
                                                                                                         (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
   Federal funds purchased and securities sold under repurchase agreements......................     $   1,286,730    $   1,286,730
   Commercial paper.............................................................................         1,114,527        1,114,527
   Other borrowed funds.........................................................................           535,976          535,976
                                                                                                     -------------    -------------
      Total short-term debt.....................................................................     $   2,937,233    $   2,937,233
                                                                                                     -------------    -------------
LONG-TERM DEBT:
               % Senior Notes due 2006 offered by this prospectus supplement....................     $          --    $     200,000
   UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary
      grantor-trust.............................................................................           369,441          369,441
   Subordinated capital notes...................................................................           200,000          200,000
                                                                                                     -------------    -------------
      Total long-term debt......................................................................     $     569,441    $     769,441
                                                                                                     -------------    -------------
SHAREHOLDERS' EQUITY:
   Preferred stock, 5,000,000 shares authorized, none outstanding...............................     $          --    $          --
   Common stock, 300,000,000 shares authorized, 157,181,483 shares outstanding..................         1,207,261        1,207,261
   Retained earnings............................................................................         2,138,007        2,138,007
   Accumulated other comprehensive income.......................................................           189,265          189,265
                                                                                                     -------------    -------------
      Total shareholders' equity................................................................     $   3,534,533    $   3,534,533
                                                                                                     -------------    -------------
        TOTAL CAPITALIZATION....................................................................     $   7,041,207    $   7,241,207
                                                                                                     =============    =============

                                   MANAGEMENT

     The   following   persons  are  the  executive   officers  of   UnionBanCal
Corporation. The title of each executive officer appears opposite his or her name.


Kaoru Hayama               Chairman
Norimichi Kanari           President, Chief Executive Officer
Takaharu Saegusa           Deputy Chairman, Credit and Administration
Richard C. Hartnack        Vice Chairman, Community Banking and Investment
                           Services Group
Robert M. Walker           Vice Chairman, Commercial Financial Services Group
Linda F. Betzer            Executive Vice President, Operations and Customer
                           Services Group
Paul E. Fearer             Executive Vice President and Director of Human
                           Resources
Philip B. Flynn            Executive Vice President and Chief Credit Officer
Katsuyoshi Hamahashi       Executive Vice President and Treasurer, Global
                           Markets Group
Ronald H. Kendrick         Executive Vice President, Community Banking Group
David I. Matson            Executive Vice President and Chief Financial Officer
John H. McGuckin, Jr.      Executive Vice President, General Counsel and
                           Secretary
Magan C. Patel             Executive Vice President, International Banking Group
Charles L. Pedersen        Executive Vice President, Systems Technology and Item
                           Processing Group
Osamu Uno                  Executive Vice President, Pacific Rim Corporate Group

     The following persons are the members of the Board of Directors of UnionBanCal Corporation. The principal occupation of each director appears opposite his or her name.

Kaoru Hayama               Chairman, UnionBanCal Corporation and Union Bank of
                           California
David R. Andrews           Partner, McCutchen, Doyle, Brown & Enersen
L. Dale Crandall           President and Chief Operating Officer of Kaiser
                           Foundation Health Plan, Inc. and Kaiser Foundation
                           Hospitals
Richard D. Farman          Chairman Emeritus, Sempra Energy
Stanley F. Farrar          Partner, Sullivan & Cromwell
Richard C. Hartnack        Vice Chairman, Community Banking and Investment
                           Services Group
Norimichi Kanari           President, Chief Executive Officer, UnionBanCal
                           Corporation
Satoru Kishi               Chairman, The Bank of Tokyo-Mitsubishi, Ltd.
Monica C. Lozano           President and Chief Operating Officer, La Opinion
Mary S. Metz               President, S. H. Cowell Foundation
Raymond E. Miles           Professor Emeritus of Organizational Behavior and
                           Dean Emeritus of the Haas School of Business at
                           the University of California in Berkeley
J. Fernando Niebla         President, International Technology Investors, LLC
Carl W. Robertson          Managing Director, Warland Investments Company
Takaharu Saegusa           Deputy Chairman, Credit and Administration
Robert M. Walker           Vice Chairman, Commercial Financial Services Group
Kenji Yoshizawa            Deputy Chairman, The Bank of Tokyo-Mitsubishi, Ltd.

                           DESCRIPTION OF THE NOTES

GENERAL

     We will issue the notes as a separate series of senior debt securities under an indenture dated as of February 19, 1999 between us and Bank One Trust Company, National Association (successor to First National Bank of Chicago), as trustee, pursuant to an officer's certificate establishing the terms of the notes. The indenture is governed by the Trust Indenture Act of 1939. The terms of the notes include those stated in the indenture and the officer's certificate and those made part of the indenture by reference to the Trust Indenture Act. We urge you to read the indenture and the officer's certificate because they, and not this description, define your rights as a holder of these notes. We filed a copy of the indenture as an exhibit to a Current Report on Form 8-K, filed with the SEC on February 19, 1999. We will file a copy of the officer's certificate as an exhibit to a Current Report on Form 8-K at or around the date of issuance of the notes.

     We will issue the notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The notes will be issued as a separate series of senior debt securities under the indenture, and accordingly will vote as a separate series from other series of senior debt securities on matters under the indenture. We may, without the consent of the holders of the notes, "reopen" the series and issue additional notes of the same series, having the same ranking and the same interest rate, maturity and other terms as the notes. The notes offered by this prospectus supplement and any additional such notes we may issue in the future will constitute a single series of senior debt securities under the indenture.

PRINCIPAL AMOUNT, MATURITY AND INTEREST

     The notes will be issued in an initial aggregate principal amount of $200 million and will mature on , 2006. The notes will bear interest at the rate shown on the front cover of this prospectus supplement, payable semi-annually in arrears on and , commencing on , 2002. We will pay interest to those persons who were holders of record on the and immediately preceding each interest payment date. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid, as the case may be, to but excluding the next interest payment date, or the date of maturity, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     We will pay principal and interest on the notes, register the transfer of notes and exchange the notes at the office of the trustee located at 1 Bank One Plaza, Mail Code IL1-0126, Chicago, Illinois 60670, attention: BancOne Investment Management Group, Global Corporate Trust Services, or at the offices of an affiliate of the trustee in New York City, First Chicago Trust Company of New York, 14 Wall Street, 8th Floor, New York, New York 10005. So long as the notes are represented by one or more global debt securities, the interest payable on the notes will be paid to the nominee of The Depository Trust Company, as depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

REDEMPTION

     The notes are not subject to a sinking fund or to redemption or repurchase prior to stated maturity.

RANKING

     The notes will be our senior unsecured obligations, equal in ranking as to payment with all of our existing and future unsecured senior debt, and senior in right of payment to all our existing and future subordinated debt. Because the notes are unsecured obligations, any of our secured debt will be effectively senior to the notes to the extent of the value of the assets securing such debt. The indenture does not restrict us from issuing secured debt.

     We are a holding company that derives substantially all of our income from our principal operating subsidiary, Union Bank of California, N.A. As a result, our cash flows and consequent ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries and distribution of those earnings to us or other payments of funds by our subsidiaries to us. Our operating subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to us or to otherwise pay amounts due with respect to the notes or to make funds available for such payments. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. Furthermore, the notes will be effectively junior to all existing and future liabilities and obligations of our subsidiaries because, as a shareholder of our subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries, except to the extent that we ourselves have a claim against those subsidiaries as a creditor.

BOOK-ENTRY, DELIVERY AND FORM

     We will issue the notes in book-entry form, as one or more global debt securities registered in the name of the nominee of The Depository Trust Company, which will act as depositary. Beneficial interests in book-entry notes will be shown on, and transfers of the notes will be made only through, records maintained by the depositary and its participants. The provisions set forth under "Description of Debt Securities--Registered Global Securities" in the accompanying prospectus will apply to the notes.

                     CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership, and disposition of the notes by initial holders of notes. This discussion is based upon the U.S. federal income tax law now in effect, which is subject to change, possibly retroactively. This discussion deals only with notes purchased by holders at original issue and at the issue price thereof. This discussion also assumes that the notes will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. This discussion does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks and financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, or holders that will hold the notes as part of a hedging transaction, straddle or conversion transaction. We urge prospective investors to consult their tax advisors regarding the U.S. federal tax consequences of acquiring, holding, and disposing of the notes, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a "U.S. Holder" means a beneficial owner of notes that is either a citizen or resident of the U.S., a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision thereof, an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has elected under applicable U.S. Treasury Department regulations to retain its pre-August 20, 1996 classification as a U.S. person. A "Non-U.S. Holder" is a beneficial owner of notes other than a U.S. Holder.

     In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold notes should consult their tax advisors.

U.S. HOLDERS

     STATED INTEREST

     U.S. Holders of notes generally will include stated interest in gross income when paid or accrued depending upon their methods of accounting for U.S. federal income tax purposes.

     DISPOSITION

     In general, a U.S. Holder of notes will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of the notes measured by the difference between (i) the amount of cash and fair market value of property received (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as such) and (ii) such holder's tax basis in the notes. Any such gain or loss will generally be a capital gain or loss (provided that the note was a capital asset in the hands of holder), and, if the notes were held by the holder for more than one year, a long-term capital gain or loss. The deductibility of capital losses is subject to limitations.

NON-U.S. HOLDERS

     Under present U.S. federal income tax law, assuming certain certification requirements are satisfied, and subject to the discussion of backup withholding below:

     (a) payments of interest on the notes to any Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, as long as (1) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock entitled to vote, (2) the holder is not a controlled foreign corporation that is related to us through stock ownership and (3) such interest payments are not effectively connected with the conduct of a U.S. trade or business of the holder; and

     (b) a holder of notes who is a Non-U.S. Holder will not be subject to the U.S. federal income tax on gain realized on the sale, exchange, or other disposition of notes, unless (1) such holder is an individual who is present in the U.S. for 183 days or more during the taxable year and certain other requirements are met or (2) the gain is effectively connected with the conduct of a U.S. trade or business of the holder.

     The certification requirements mentioned above will be satisfied if the beneficial owner of a note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person. If a Non-U.S. Holder fails to satisfy the certification requirements or the requirements described in item (a) above, payment of interest on the notes generally will be subject to U.S. withholding tax at a 30% rate unless (i) an applicable income tax treaty provides for the reduction or elimination of such withholding tax or
(ii) such interest is considered to be effectively connected with a U.S. trade or business conducted by such holder.

     If interest on the notes or gain realized on the disposition of the notes is effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax (and generally not U.S. withholding tax) on such interest or gain in the same manner as if it were a U.S. Holder. If such Non-U.S. Holder is a foreign corporation, such foreign corporation's earnings and profits attributable to such effectively connected income (and subject to certain adjustments) may, in certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or if applicable, a lower treaty rate.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information returns will be filed with the Internal Revenue Service in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. You will be subject to United States backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated as of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.


                                                               PRINCIPAL AMOUNT
UNDERWRITER                                                         OF NOTES
-----------                                                    ----------------
Salomon Smith Barney Inc....................................   $
Bear, Stearns & Co. Inc.....................................
Lehman Brothers Inc.........................................
Morgan Stanley & Co. Incorporated...........................
                                                               ----------------
   Total....................................................   $    200,000,000
                                                               ================


     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                   PAID BY
                                                                 UNIONBANCAL
                                                                 -----------
Per note......................................................           %


     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $ .

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                  LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for us by our counsel, Pillsbury Winthrop LLP, San Francisco, California and New York, New York, and for the underwriters by Davis Polk & Wardwell, Menlo Park, California, counsel for the several underwriters.

PROSPECTUS
--------------------------------------------------------------------------------
$400,000,000

UNIONBANCAL CORPORATION                            UNIONBANCAL FINANCE TRUST II
                                                   UNIONBANCAL FINANCE TRUST III
                                                   UNIONBANCAL FINANCE TRUST IV

COMMON STOCK, PREFERRED STOCK, DEPOSITARY          TRUST PREFERRED SECURITIES
SHARES AND DEBT SECURITIES                         GUARANTEED BY UNIONBANCAL
                                                   CORPORATION
--------------------------------------------------------------------------------

UNIONBANCAL CORPORATION

     o  may sell common stock to the public;

     o  may sell preferred stock to the public;

     o  may sell depositary shares representing preferred stock to the public;

     o  may sell debt securities to the public; and

     o will fully and unconditionally guarantee the payment by each trust of any trust preferred securities based on its obligations under a guarantee, a trust declaration and an indenture.

THE TRUSTS

     UnionBanCal Finance Trust II, UnionBanCal Finance Trust III and UnionBanCal Finance Trust IV may:

     o  sell trust preferred securities to the public;

     o  sell trust common securities to UnionBanCal Corporation;

     o use the proceeds from these sales to buy an equal amount of debt securities of UnionBanCal Corporation; and

     o distribute the cash payments it receives on the debt securities it owns to the holders of the trust preferred and trust common securities.

     WE URGE YOU TO READ CAREFULLY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE SECURITIES BEING OFFERED TO YOU, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     INVESTING IN THE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

               The date of this prospectus is November 21, 2001.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Risk Factors...............................................................    3
Forward-Looking Statements.................................................    7
UnionBanCal Corporation....................................................    7
The Trusts.................................................................    8
Use of Proceeds............................................................    9
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends....................................    9
Description of Securities..................................................   10
   Description of Capital Stock............................................   10
   Description of Depositary Shares........................................   11
   Description of the Trust Preferred Securities...........................   13
   Description of Debt Securities..........................................   20
   Description of the Trust Preferred Securities Guarantees................   29
   Relationship Among the Trust Preferred Securities, the Trust Preferred
     Securities Guarantee and the Debt Securities Held by Each Trust.......   31
Plan of Distribution.......................................................   32
Legal Opinions.............................................................   33
Experts....................................................................   33
Where You Can Find More Information........................................   33

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AS WELL AS THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE PURCHASING THE SECURITIES.

ADVERSE CALIFORNIA ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR BUSINESS

     A substantial majority of our assets and deposits are generated in California. As a result, poor economic conditions in California may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. In the early 1990's, the California economy experienced an economic recession that resulted in increases in the level of delinquencies and losses for us and many of the state's other financial institutions. Economic conditions in California are currently in a downturn and the outlook for recovery is subject to various uncertainties at this time, including the long-term impact of the California energy crisis and the decline in the technology sector. If economic conditions in California continue to decline, we expect that our level of problem assets could increase accordingly.

ADVERSE ECONOMIC FACTORS AFFECTING CERTAIN INDUSTRIES COULD ADVERSELY AFFECT OUR BUSINESS

     We are subject to certain industry-specific economic factors. For example, a portion of our total loan portfolio is related to real estate. Accordingly, a downturn in the real estate industry in California could have an adverse effect on our operations. Similarly, a portion of our total loan portfolio is to borrowers in the agricultural industry. Adverse weather conditions, combined with low commodity prices, may adversely affect the agricultural industry and, consequently, may impact our business negatively. In addition, auto leases comprise a portion of our total loan portfolio. We ceased originating auto leases in April 2001; however, continued deterioration in the used car market may result in additional losses on the valuation of auto lease residuals on our existing auto leases. We also provide loans to businesses in a number of other industries that may be particularly vulnerable to industry-specific economic factors, including the communications/media industry, the retailing industry, and the technology industry. These industry-specific risks are beyond our control and could adversely affect our portfolio of loans, potentially resulting in an increase in nonperforming loans or charge-offs.

THE EVENTS OF SEPTEMBER 11 HAVE RESULTED IN INCREASED UNCERTAINTY REGARDING THE ECONOMIC OUTLOOK

     The terrorist attacks on September 11, 2001 have resulted in increased uncertainty regarding the economic outlook. It is not possible at this time to project the economic impact of these events, although past experience suggests there may be a loss in consumer and business confidence and a reduction in the rate of economic growth or an economic recession. With the U.S. economy already on the edge of recession before the attacks, a downturn in California's economy is now a distinct possibility. Any further deterioration in either the U.S. or the California economy would adversely affect our financial condition and results of operations.

RISKS ASSOCIATED WITH THE CALIFORNIA ENERGY CRISIS COULD ADVERSELY AFFECT OUR BUSINESS

     Due to problems associated with the deregulation of the electrical power industry in California, California utilities and other energy industry participants have experienced difficulties with the supply and price of electricity and natural gas. For example, earlier this year, two California utilities publicly announced that their financial situation was grave and that they had defaulted on certain payment obligations. The California energy situation continues to be fluid and subject to many uncertainties and a number of lawsuits and regulatory proceedings have been commenced concerning various aspects of the current energy situation. As a lender to segments of the utility industry, we face the risk that energy-industry participants could sustain continuing defaults on payments or seek bankruptcy protection.

     In addition, although the situation appears to have stabilized recently, customers of the utilities have been faced this year with increased gas and electric prices, power shortages and, in some cases, rolling blackouts. The long-term impact of the energy crisis in California on our markets and our business cannot be predicted but could result in an economic slow-down. This could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and, as a result, on our financial condition and results of operations.

FLUCTUATIONS IN INTEREST RATES COULD ADVERSELY AFFECT OUR BUSINESS

     Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, a decrease in interest rates could result in an acceleration in the prepayment of loans. An increase in market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge-offs, which could adversely affect our business.

FLUCTUATIONS IN INTEREST RATES COULD ADVERSELY AFFECT OUR MARGIN SPREAD

     Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different interest rate indices, can impact our margin spread, that is, the difference between the interest rates we charge on interest earning assets, such as loans, and the interest rates we pay on interest bearing liabilities, such as deposits. The impact, particularly in a falling interest rate environment, which is currently the case, could result in an increase in our interest expense relative to interest income.

SHAREHOLDER VOTES ARE CONTROLLED BY THE BANK OF TOKYO-MITSUBISHI, LTD.

     The Bank of Tokyo-Mitsubishi, Ltd., a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., owns a majority (67% as of September 30, 2001) of the outstanding shares of our common stock. As a result, The Bank of Tokyo-Mitsubishi, Ltd. can elect all of our directors and can control the vote on all matters, including determinations such as: approval of mergers or other business combinations; sales of all or substantially all of our assets; any matters submitted to a vote of our shareholders; issuance of any additional common stock or other equity securities; incurrence of debt other than in the ordinary course of business; the selection and tenure of our Chief Executive Officer; payment of dividends with respect to common stock or other equity securities; and matters that might be favorable to The Bank of Tokyo-Mitsubishi, Ltd.

     A majority of our directors are not officers or employees of UnionBanCal Corporation or any of our affiliates, including The Bank of Tokyo-Mitsubishi, Ltd. However, because of The Bank of Tokyo-Mitsubishi, Ltd.'s control over the election of our directors, The Bank of Tokyo-Mitsubishi, Ltd. could change the composition of our Board of Directors so that the Board would not have a majority of outside directors. The Bank of Tokyo-Mitsubishi, Ltd.'s ability to prevent an unsolicited bid for us or any other change in control could have an adverse effect on the market price for our common stock.

THE BANK OF TOKYO-MITSUBISHI, LTD.'S FINANCIAL CONDITION COULD ADVERSELY AFFECT OUR OPERATIONS

     Although we fund our operations independently of The Bank of Tokyo-Mitsubishi, Ltd. and believe our business is not necessarily closely related to The Bank of Tokyo-Mitsubishi, Ltd.'s business or outlook, The Bank of Tokyo-Mitsubishi, Ltd.'s credit ratings may affect our credit ratings. Deterioration in The Bank of Tokyo-Mitsubishi, Ltd.'s credit ratings or financial condition could result in an increase in our borrowing costs and could impair our access to the public and private capital markets. The Bank of Tokyo-Mitsubishi, Ltd. is also subject to regulatory oversight and review. Our business operations and expansion plans could be negatively affected by regulatory concerns related to the Japanese financial system and The Bank of Tokyo-Mitsubishi, Ltd.

POTENTIAL CONFLICTS OF INTEREST WITH THE BANK OF TOKYO-MITSUBISHI, LTD. COULD ADVERSELY AFFECT US

     As part of The Bank of Tokyo-Mitsubishi, Ltd.'s normal risk management processes, The Bank of Tokyo-Mitsubishi, Ltd. manages global credit exposures and concentrations on an aggregate basis, including UnionBanCal Corporation. Therefore, at certain levels, our ability to approve certain credits and categories of customers is subject to concurrence by The Bank of Tokyo-Mitsubishi, Ltd. We may wish to extend credit to the same customer as The Bank of Tokyo-Mitsubishi, Ltd. Our ability to do so may be limited for various reasons, including The Bank of Tokyo-Mitsubishi, Ltd.'s aggregate credit exposure and marketing policies. Certain directors' and officers' ownership interests in The Bank of Tokyo-Mitsubishi, Ltd.'s common stock or service as a director or officer or other employee of both us and The Bank of Tokyo-Mitsubishi, Ltd. could create or appear to create potential conflicts of interest, especially since both of us compete in the United States banking industry.

SUBSTANTIAL  COMPETITION IN THE CALIFORNIA BANKING MARKET COULD ADVERSELY AFFECT
US

     Banking is a highly competitive business. We compete actively for loan, deposit, and other financial services business in California, as well as nationally and internationally. Our competitors include a large number of state and national banks, thrift institutions and major foreign-affiliated or foreign banks, as well as many financial and non-financial firms that offer services similar to those offered by us. Some of our competitors are community banks that have strong local market positions. Other competitors include large financial institutions (such as Bank of America, California Federal, Washington Mutual, and Wells Fargo) that have substantial capital, technology and marketing resources. Such large financial institutions may have greater access to capital at a lower cost than us, which may adversely affect our ability to compete effectively.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS COULD LIMIT AMOUNTS PAYABLE TO US

     As a holding company, a substantial portion of our cash flow typically comes from dividends our bank and nonbank subsidiaries pay to us. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. In addition, if any of our subsidiaries liquidates, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before we, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary.

ADVERSE EFFECTS OF BANKING REGULATIONS OR CHANGES IN BANKING REGULATIONS COULD ADVERSELY AFFECT US

     We are subject to significant federal and state regulation and supervision, which is primarily for the benefit and protection of our customers and not for the benefit of investors. In the past, our business has been materially affected by these regulations. This trend is likely to continue in the future. Laws, regulations or policies currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations. Additionally, our international activities may be subject to the laws and regulations of the jurisdiction where business is being conducted. International laws, regulations and policies affecting us and our subsidiaries may change at any time and affect our business opportunities and competitiveness in these jurisdictions. Due to The Bank of Tokyo-Mitsubishi, Ltd.'s controlling ownership of us, laws, regulations and policies adopted or enforced by the Government of Japan may adversely affect our activities and investments and those of our subsidiaries in the future. Under long-standing policy of the Board of Governors of the Federal Reserve System, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary bank in circumstances where we might not otherwise do so.

POSSIBLE FUTURE SALES OF SHARES BY THE BANK OF TOKYO-MITSUBISHI, LTD. COULD ADVERSELY AFFECT THE MARKET FOR OUR STOCK

     Although The Bank of Tokyo-Mitsubishi, Ltd. has announced its intention to maintain its majority ownership in us, The Bank of Tokyo-Mitsubishi, Ltd. may sell shares of our common stock in compliance with the federal securities laws. By virtue of The Bank of Tokyo-Mitsubishi, Ltd.'s current control of us, The Bank of Tokyo-Mitsubishi, Ltd. could sell large amounts of shares of our common stock by causing us to file a registration statement that would allow them to sell shares more easily. In addition, The Bank of Tokyo-Mitsubishi, Ltd. could sell shares of our common stock without registration pursuant to Rule 144 under the Securities Act. Although we can make no prediction as to the effect, if any, that such sales would have on the market price of our common stock, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock. If The Bank of Tokyo-Mitsubishi, Ltd. sells or transfers shares of our common stock as a block, another person or entity could become our controlling shareholder.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR OPERATING STRATEGIES

     In connection with our strategic plan established in 2000, we have developed long-term financial performance goals, which we expect to result from successful implementation of our operating strategies. We cannot assure you that we will be successful in achieving these long-term goals or that our operating strategies will be successful. Achieving success in these areas is dependent on a number of factors, many of which are beyond our direct control. Factors that may adversely affect our ability to attain our long-term financial performance goals include:

     o  deterioration of our asset quality,

     o  our inability to control noninterest expenses,

     o  our inability to increase noninterest income,

     o  our inability to decrease reliance on asset revenues,

     o  our ability to sustain loan growth,

     o  regulatory and other impediments associated with making acquisitions,

     o deterioration in general economic conditions, especially in our core markets,

     o  decreases in net interest margins,

     o  increases in competition,

     o  adverse regulatory or legislative developments, and

     o  unexpected increases in costs related to potential acquisitions.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS OR DIVESTITURES OR RESTRUCTURING MAY ADVERSELY AFFECT US

     We may acquire or invest in companies, technologies, services or products that complement our business. In addition, we continue to evaluate the performance of all of our businesses and business lines and may sell a business or business lines. Any acquisitions, divestitures or restructuring may result in the potentially dilutive issuance of equity securities, significant write-offs, including those related to goodwill and other intangible assets, and/or the incurrence of debt, any of which could have a material adverse effect on our business, financial condition and results of operations. Acquisitions, divestitures or restructuring could involve numerous additional risks including difficulties in the assimilation or separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, and the potential loss of key employees. There can be no assurance that we would be successful in overcoming these or any other significant risks encountered.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes, and any prospectus supplement may include, forward-looking information, which is subject to the "safe harbor" created by
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our management may make forward-looking statements in other Securities and Exchange Commission filings, press releases, news articles, conference calls with Wall Street analysts and shareholders and when they are speaking on behalf of UnionBanCal Corporation. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." These forward-looking statements are intended to provide investors with additional information with which they may assess our future potential. All of these forward-looking statements are based on assumptions about an uncertain future and are based on information available at the date such statements are issued.

     There are numerous risks and uncertainties that could and will cause actual results to differ from those discussed in our forward-looking statements. Many of these factors are beyond our ability to control or predict and could have a material adverse effect on our stock price, financial condition, results of operations or prospects. Such risks and uncertainties include, but are not limited to, the following factors: adverse economic conditions in California (including problems arising from the California energy crisis), global political and general economic conditions related to the terrorist attacks on September 11, 2001 and their aftermath, adverse economic conditions affecting certain industries, fluctuations in interest rates, the controlling interest in us held by The Bank of Tokyo-Mitsubishi, Ltd., competition in the banking industry, restrictions on dividends, adverse effects of current and future banking rules, regulations and legislation, and risks associated with various strategies we may pursue, including potential acquisitions, divestitures and restructurings. Forward-looking statements speak only as of the date of the document in which they are made and, except for our ongoing obligations to disclose material information under the federal securities laws, we assume no obligation to update these statements.

                             UNIONBANCAL CORPORATION

     UnionBanCal Corporation is a commercial bank holding company. Our major subsidiary, Union Bank of California, N.A., is among the oldest banks on the west coast, with roots as far back as 1864. Union Bank of California was formed as a result of the 1996 combination of Union Bank and The Bank of California, N.A. At September 30, 2001, Union Bank of California was the third largest commercial bank in California based on total assets and total deposits. At September 30, 2001, we were approximately 67 percent owned by The Bank of Tokyo-Mitsubishi, Ltd., a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.

     We provide a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, but nationally and internationally as well. At September 30, 2001, we had assets of approximately $35.2 billion and deposits of approximately $27.1 billion. As of the date of this prospectus, Union Bank of California has 244 banking offices in California, 6 banking offices in Oregon and Washington, and 16 international facilities.

     We operate our business through four primary segments: The Community Banking and Investment Services Group, Commercial Financial Services Group, International Banking Group and Global Markets Group.

     Our principal office is located at 400 California Street, San Francisco, California 94104-1302, and our telephone number is (415) 765-2969.

                                   THE TRUSTS

     We created four Delaware business trusts by executing, as sponsor, four Declarations of Trust with five appointed trustees for each trust. The trusts are named UnionBanCal Finance Trust I, UnionBanCal Finance Trust II, UnionBanCal Finance Trust III, and UnionBanCal Finance Trust IV (each, a "Trust"). In February 1999, UnionBanCal Finance Trust I issued $350 million of its 7 3/8% Capital Securities. Prior to the issuance of trust preferred securities for the remaining Trusts, we will file an Amended and Restated Declaration of Trust for the Trust that will issue the trust preferred securities. The trust declaration will state the terms and conditions for the Trust to issue and sell its preferred securities and its common securities. A form of trust declaration is filed as an exhibit to the registration statement of which this prospectus is a part.

     Each Trust will exist solely to:

     o  issue and sell its trust preferred and trust common securities;

     o use the proceeds from the sale of its trust preferred and trust common securities to purchase a series of our debt securities; and

     o engage in other activities that are necessary or incidental to these purposes.

     We will purchase all of the trust common securities of each Trust. Unless otherwise stated in the applicable prospectus supplement, the trust common securities will represent an aggregate liquidation amount equal to at least 3% of each Trust's total capitalization. The trust preferred securities will represent the remaining approximately 97% of such Trust's total capitalization. The trust common securities will have terms substantially identical to, and will rank equal in priority of payment with, the trust preferred securities. However, if an event of default under the related trust declaration has occurred, then cash distributions and liquidation, redemption and other amounts payable on the trust common securities will rank lower in priority of payment than the trust preferred securities.

     We will guarantee the trust preferred securities as described later in this prospectus and the applicable prospectus supplement.

     We have appointed five trustees to conduct the Trusts' business and affairs:

     o Bank One Trust Company, National Association (successor to The First National Bank of Chicago), as the property trustee;

     o  First Chicago Delaware Inc. as the Delaware trustee; and

     o  Three officers of UnionBanCal Corporation as the regular trustees.

     Only UnionBanCal Corporation, as the only holder of the trust common securities of each Trust, can remove or replace the trustees. In addition, we can increase or decrease the number of trustees. The majority of trustees, however, will always be regular trustees.

     We will pay all fees and expenses related to each Trust and to each offering of the related preferred securities, except each Trust will pay for its obligations under the related trust preferred and trust common securities.

     The Trusts will not have separate financial statements. The statements would not be material to holders of the preferred securities because the Trusts will not have any independent operations. The Trusts exist solely for the reasons stated above.

                                 USE OF PROCEEDS

     The net proceeds of the sale of the trust common and trust preferred securities issued by each Trust will be invested by the applicable Trust in the related series of our debt securities. Unless otherwise stated in the applicable prospectus supplement, we intend to use those proceeds, in addition to the net proceeds of any securities sold by us, for possible repurchases of our outstanding securities and for general corporate purposes, including working capital, acquisitions and other business opportunities.

           RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividend requirements are both computed on a consolidated basis and set forth below for the periods indicated.

                                                                                                                       NINE MONTHS
                                                                                                                          ENDED
                                                                                     YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                              --------------------------------------  --------------
                                                                               1996    1997   1998     1999    2000    2000    2001
                                                                              ------  -----   -----    -----   -----   -----  ------
RATIO OF EARNINGS TO FIXED CHARGES:
      Excluding interest on deposits (a).................................     2.68x   3.98x   3.99x    3.73x   3.50x   4.30x   4.64x
      Including interest on deposits (a).................................     1.53x   1.80x   1.86x    1.87x   1.71x   1.96x   1.91x
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS:
      Excluding interest on deposits (b).................................     2.57x   3.84x   3.99x    3.73x   3.50x   4.30x   4.64x
      Including interest on deposits (b).................................     1.51x   1.78x   1.86x    1.87x   1.71x   1.96x   1.91x


-----------

(a) For purposes of computing these ratios, earnings represent consolidated income before income taxes and the cumulative effects of accounting changes plus consolidated fixed charges. Fixed charges represent interest expense, including interest on deposits where indicated, and such portion of rental expense deemed representative of the interest factor.

(b) In computing these ratios, the denominator is increased for preferred stock dividend requirements, which represent the amount of pre-tax earnings necessary to cover such dividend requirements. 1996 and 1997 are the only periods presented for which we had preferred stock dividend requirements.

                            DESCRIPTION OF SECURITIES

     This prospectus contains a summary of our common stock, preferred stock, depositary shares, debt securities, preferred securities of the Trusts, and preferred securities guarantees of UnionBanCal Corporation relating to each Trust. The securities issued by the Trusts will be identical to each individual Trust, except as otherwise described in the prospectus supplement for such securities. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for each security.

DESCRIPTION OF CAPITAL STOCK

     The following descriptions of our capital stock are not complete. You should also read our Amended and Restated Articles of Incorporation, our By-Laws and the California General Corporation Law ("CGCL"). We have filed copies of the Articles of Incorporation and the Bylaws with the SEC. These documents are incorporated by reference into the registration statement of which this prospectus is a part.

     We have 305,000,000 shares of capital stock authorized, of which 300,000,000 shares are common stock and 5,000,000 shares are preferred stock. As of September 30, 2001, we had 157,181,483 shares of common stock issued and outstanding, and no shares of our preferred stock were issued or outstanding.

COMMON STOCK

     Each holder of shares of our common stock is entitled to one vote for each share held on all matters to be voted upon by our shareholders. The holders of outstanding shares of our common stock are entitled to receive ratably such dividends out of assets legally available therefor as our Board of Directors may determine. Upon our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities. If we have any preferred stock outstanding, holders of the preferred stock may be entitled to dividend and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay them to the holders of our common stock. Holders of our common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. In addition, holders of our common stock do not have cumulative voting rights. We cannot further call or assess shares of our common stock.

PREFERRED STOCK

     We are authorized to issue 5,000,000 shares of preferred stock, none of which currently is issued or outstanding. Our Board has the authority to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of our preferred stock and to fix the number of shares, dividend rights, conversion or exchange rights, voting rights, redemption rights, liquidation preferences, and sinking funds of any series of our preferred stock. The authorized shares of our preferred stock will be available for issuance without further action by our shareholders, unless shareholder action is required by applicable law or by the rules of a stock exchange on which any series of our stock may be listed. The holders of our preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of those holders as provided by the CGCL.

     This authority of our Board of Directors gives it the power to approve the issuance of a series of preferred stock that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include voting rights that would enable a holder to block business combinations. Conversely, the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to satisfy an applicable percentage vote requirement.

     If applicable, the terms on which our preferred stock may be convertible into or exchangeable for our common stock or our other securities will be described in the applicable Certificate of Determination and prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions that adjust the number of shares of our common stock or other securities of ours that the holders of our preferred stock may receive.

WRITTEN CONSENTS

     Our Bylaws provide that any shareholder action can be taken by written consent of the shareholders. As a result, The Bank of Tokyo-Mitsubishi, which owns a majority of shares of our common stock, can take action by written consent.

DIRECTORS' LIABILITY

     Our Articles of Incorporation provide for indemnification of directors to the fullest extent authorized by California law. Section 317 of the CGCL contains provisions permitting, and in some situations, requiring California corporations to provide indemnification to their directors and officers for losses and litigation expenses incurred in connection with their service to the corporation in those capacities.

TRANSFER AGENT AND REGISTRAR

     ComputerShare Investor Services, LLC acts as transfer agent and registrar for our common stock.

DESCRIPTION OF DEPOSITARY SHARES

     The following description of the depositary shares is not complete. You should also read the Deposit Agreement relating to the depositary shares and the depositary receipt relating to the preferred stock that is attached to the Deposit Agreement. We have filed those documents with the SEC as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

     If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance by a depositary to the public of receipts for depositary shares. Each depositary share will represent fractional interests of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a Deposit Agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50 million. The depositary receipts will evidence the depositary shares issued under the Deposit Agreement.

     The Deposit Agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date. The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

     If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The Deposit Agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

CONVERSION, EXCHANGE AND REDEMPTION

     If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

     Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem, at the same time, the number of depositary shares representing the preferred stock. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption, in whole or in part, of the applicable series of preferred stock. The depositary will mail notice of redemption to the record holders of the depositary shares are to be redeemed between 30 and 60 days before the date fixed for redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the applicable series of preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares to be redeemed by lot, proportionate allocation or any other method.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption.

VOTING

     When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder's depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

AMENDMENTS

     We and the depositary may agree to amend the Deposit Agreement and the depositary receipt evidencing the depositary shares. Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the Deposit Agreement or that (b) otherwise prejudices any substantial existing right of holders of depositary shares, will not take effect until 30 days after the depositary has mailed notice of the amendment to the record holders of depositary shares. Any holder of depositary shares that continues to hold its shares at the end of the 30-day period will be deemed to have agreed to the amendment.

TERMINATION

     We may direct the depositary to terminate the Deposit Agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination. In addition, a Deposit Agreement will automatically terminate if:

     o the depositary has redeemed all related outstanding depositary shares, or

     o we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

PAYMENT OF FEES AND EXPENSES

     We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges as are stated in the Deposit Agreement for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     At any time, the depositary may resign by delivering notice to us, and we may remove the depositary. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

REPORTS

     The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our Articles of Incorporation to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The Deposit Agreements limits our obligations and the depositary's obligations to performance in good faith of the duties stated in the Deposit Agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with satisfactory indemnity. In performing our obligations, we and the depositary may rely upon the written advice of our counsel or accountants, on any information that competent people provide to us and on documents that we believe are genuine.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

     The following is a summary of the general terms of the trust preferred securities. We will file a prospectus supplement that may contain additional terms when a Trust issues securities. The terms presented here, together with the terms in a related prospectus supplement, will be a description of the material terms of the trust preferred securities to be sold. You should also read the trust declaration for each Trust, the indenture between UnionBanCal Corporation and Bank One Trust Company, National Association (successor to The First National Bank of Chicago), as trustee, relating to the issuance of the debt securities by UnionBanCal Corporation. We have filed these documents with the SEC as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

     Each trust declaration authorizes the regular trustees to issue on behalf of a Trust one series of trust preferred securities that will have the terms described in a prospectus supplement. A Trust will use the proceeds from the sale of its preferred and common securities to purchase a series of our debt securities. The property trustee will hold the debt securities in trust for the benefit of the holders of the trust preferred and trust common securities.

     UnionBanCal Corporation will guarantee the trust preferred securities under a Trust Preferred Securities Guarantee. We will agree to make payments of distributions and payments on redemption or liquidation concerning a Trust's trust preferred securities, but only if the Trust has funds available to make those payments and has not done so. See "Description of the Trust Preferred Securities Guarantees" on page 30.

     The assets of a Trust available for distribution to the holders of its trust preferred securities will be limited to payments from us under the series of debt securities held by the Trust. If we fail to make a payment on the related debt securities, the Trust will not have enough funds to make related payments, including distributions, on its preferred securities.

     Each guarantee, when taken together with our obligations under the related series of debt securities and the indenture and the related trust declaration, will provide a full and unconditional guarantee of amounts due on the trust preferred securities issued by a Trust.

     Each trust declaration will be qualified as an indenture under the Trust Indenture Act of 1939. Each property trustee will act as indenture trustee for the trust preferred securities to be issued by the applicable Trust, in order to comply with the provisions of the Trust Indenture Act.

     Each series of trust preferred securities will have the terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or restrictions as are described in the relevant trust declaration or made part of the trust declaration by the Trust Indenture Act or by the Delaware Business Trust Act. The terms of the preferred securities will mirror the terms of the debt securities held by the applicable Trust.

     The prospectus supplement relating to the trust preferred securities of a Trust will describe the specific terms of the preferred securities, including:

     o  the name of the trust preferred securities;

     o  the dollar amount and number of trust preferred securities issued;

     o the annual distribution rate(s), or method of determining the rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions and the place(s) where distributions and other amounts payable will be paid;

     o  any provision relating to deferral of distribution payments;

     o  the date from which distributions shall be cumulative;

     o the optional redemption provisions, if any, including the prices, time periods and other terms and conditions for which trust preferred securities will be purchased or redeemed, in whole or in part;

     o the terms and conditions, if any, upon which the applicable series of debt securities may be distributed to holders of such trust preferred securities;

     o  the voting rights, if any, of holders of the trust preferred securities;

     o any securities exchange on which the trust preferred securities will be listed;

     o whether such trust preferred securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depositary for such global certificates and the specific terms of the depositary arrangements; and

     o any other relevant rights, preferences, privileges, limitations or restrictions of such trust preferred securities.

     Each prospectus supplement will describe the United States federal income tax considerations applicable to the purchase, holding and disposition of the series of trust preferred securities covered by the prospectus supplement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     Unless otherwise specified in the applicable prospectus supplement, each trust declaration states that the related Trust shall be terminated:

     o  on the expiration of the term of such Trust;

     o  upon the bankruptcy of UnionBanCal Corporation;

     o upon the filing of a certificate of dissolution or its equivalent by UnionBanCal Corporation;

     o upon the filing of a certificate of cancellation by the related Trust after obtaining the consent of at least a majority in liquidation amount of the trust preferred and trust common securities of such Trust, voting together as a single class;

     o 90 days after the revocation of our charter and the charter is not reinstated during that 90-day period;

     o upon the written direction from us and after the distribution of the related debt securities directly to the holders of the trust preferred and trust common securities of the applicable Trust in exchange for those securities within 90 days after notice, as long as the regular trustees receive an opinion of nationally recognized counsel to the effect that the holders of the trust preferred and the trust common securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the termination of the Trust and the distribution of the debt securities;

     o upon the occurrence of adverse tax or other specified events that cause the Trust to be terminated and the distribution of the related debt securities directly to the holders of the trust preferred and trust common securities of the Trust;

     o before the issuance of any securities with the consent of all regular trustees and UnionBanCal Corporation;

     o upon the redemption of all of the trust common and trust preferred securities of such Trust; or

     o upon entry of a court order for the dissolution of UnionBanCal Corporation or such Trust.

     Unless otherwise specified in the applicable prospectus supplement, in the event of a termination, after the Trust pays all amounts owed to creditors, the holders of the trust preferred and trust common securities issued by the Trust will be entitled to receive:

     o cash equal to the aggregate liquidation amount of each trust preferred and trust common security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment; unless

     o debt securities in an aggregate principal amount equal to the aggregate liquidation amount of the trust preferred and trust common securities distributed to the holders of the trust preferred and trust common securities.

     After  the  liquidation   date  is  fixed  for  any  distribution  of  debt
securities:

     o  the  trust  preferred   securities  will  no  longer  be  deemed  to  be
        outstanding;

     o DTC or its nominee, as the registered holder of the trust preferred securities, will receive a registered global certificate or certificates representing debt securities to be delivered upon distribution with respect to the trust preferred securities held by DTC or its nominee; and

     o any certificates representing trust preferred securities not held by DTC or its nominee will be deemed to represent debt securities having a principal amount equal to the $25 stated liquidation amount of the trust preferred securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the trust preferred securities until the holder of those certificates presents them to the registrar for the trust preferred securities for transfer or reissuance.

     If the Trust cannot pay the full amount due on its trust preferred and trust common securities because it does not have enough assets for payment, then the amounts the Trust owes on its trust preferred and trust common securities will be proportionately allocated. However, if an event of default under the related trust declaration has occurred, the total amounts due on the trust preferred securities will be paid before any distribution on the trust common securities.

DECLARATION EVENTS OF DEFAULT

     An event of default under the indenture relating to a series of debt securities is an event of default under the trust declaration of the Trust that owns those debt securities. See "Description of Debt Securities--Events of Default."

     Under the trust declaration, we, as the holder of the common securities, will be treated as if we have waived an event of default under the trust declaration that affects us until all events of default under the trust declaration affecting the capital securities have been cured or eliminated.

     UnionBanCal Corporation and the regular trustees of a Trust must file annually with the applicable property trustee a certificate stating whether or not UnionBanCal Corporation is in compliance with all the applicable conditions and covenants under the related trust declaration.

     Upon the happening of a event of default under the trust declaration, the property trustee of the applicable Trust, as the sole holder of the debt securities held by such Trust, will have the right under the indenture to declare the principal of, premium, if any, and interest on such debt securities to be immediately due and payable.

     If a property trustee fails to enforce its rights under the related trust declaration or the indenture to the fullest extent permitted by law and by the terms of the trust declaration and the indenture, any holder of the trust preferred securities issued by the Trust may sue us, or seek other remedies, to enforce the property trustee's rights under the trust declaration or the indenture without first instituting a legal proceeding against the property trustee or any other person.

     If we fail to pay principal, premium, if any, or interest on a series of debt securities when payable, then a holder of the related trust preferred securities may directly sue us or seek other remedies, to collect its proportional allocation of payments owned.

REMOVAL AND REPLACEMENT OF TRUSTEES

     Only we, as the only holder of a Trust's trust common securities, have the right to remove or replace the trustees of such Trust. The resignation or removal of any trustee and the appointment of a successor trustee shall be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the trust declaration for such Trust.

CONVERSION OR EXCHANGE RIGHTS

     The terms that govern whether trust preferred securities of any series are convertible into or exchangeable for our common stock or other securities of ours will be set forth in the prospectus supplement relating to the trust preferred securities. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option and may include provisions that adjust the number of shares of our common stock or other securities of ours that the holders of trust preferred securities may receive.

MERGERS, CONSOLIDATIONS OR AMALGAMATIONS OF THE TRUSTS

     A Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any other corporation or other body ("Merger Event"), except as described below. A Trust may, with the consent of a majority of its regular trustees and without the consent of the holders of its preferred and common securities or the other Trustees, consolidate, amalgamate, merge with or into, or be replaced by another Trust, provided that:

     o  the successor entity either

     (1) assumes all of the obligations of the Trust relating to its trust preferred and trust common securities or

     (2) substitutes for the Trust's preferred and common securities other securities substantially similar to the Trust's trust preferred and trust common securities, so long as the successor securities rank the same as the trust preferred and trust common securities for distributions and payments upon liquidation, redemption and otherwise;

     o we acknowledge a trustee of the successor entity who has the same powers and duties as the property trustee of the Trust as the holder of the particular series of debt securities;

     o the Merger Event does not adversely affect the rights, preferences and privileges of the holders of its trust preferred and trust common securities or successor securities in any material way, except concerning any dilution of the holders' interest in the new entity;

     o the Merger Event does not cause the preferred securities or successor securities to be downgraded by any nationally recognized statistical rating organization;

     o  the successor entity has a purpose identical to that of the Trust;

     o the trust preferred securities or any successor securities are listed, or any successor securities will be listed upon notification of issuance, on any national securities exchange or with another organization on which the preferred securities are then listed;

     o prior to the Merger Event, we have received an opinion of counsel from a nationally recognized law firm stating that (a) such Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities, including any successor securities, in any material respect and (b) following the Merger Event, neither the Trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act of 1940; and

     o we guarantee the obligations of the successor entity under the successor securities in the same manner as in the applicable guarantee and the guarantee of the trust common securities for the Trust, if any.

     In addition, unless all of the holders of the trust preferred and trust common securities approve otherwise, a Trust shall not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such transaction would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF DECLARATIONS

     The holders of trust preferred securities have no voting rights except as discussed below and under "--Mergers, Consolidations or Amalgamations of the Trust" and "Description of the Trust Preferred Securities Guarantees--Amendments and Assignment," and as otherwise required by law and the trust declaration for the applicable Trust.

     A trust declaration may be amended if approved by a majority of the regular trustees, and in limited circumstances, the property trustee, of the applicable Trust. However, if any proposed amendment provides for, or the regular trustees otherwise propose to effect,

          (1) any action that would adversely affect the powers, preferences or special rights of the trust's preferred and common securities, whether by way of amendment to such trust declaration or otherwise, or

          (2) the dissolution, winding-up or termination of the Trust other than under the terms of its trust declaration,

then the holders of the Trust's trust preferred and trust common securities voting together as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the trust preferred and trust common securities affected by the amendment or proposal.

     If any amendment or proposal referred to in clause (1) above would adversely affect only the trust preferred securities or only the trust common securities of a Trust, then only the affected class will be entitled to vote on the amendment or proposal and the amendment or proposal will only be effective with the approval of at least a majority in liquidation amount of the affected class. Notwithstanding the foregoing, specified provisions of the trust declaration may not be amended without the consent of all holders of the trust's preferred and common securities.

     No amendment may be made to a trust declaration if the amendment would:

     o cause the related Trust to be characterized as other than a grantor trust for United States federal income tax purposes;

     o reduce or otherwise adversely affect the powers of the related property trustee, unless approved by that property trustee; or

     o cause the related Trust to be deemed to be an "investment company" which is required to be registered under the Investment Company Act.

     The holders of a majority in aggregate liquidation amount of the trust preferred securities of each Trust have the right to:

     o direct the time, method and place of conducting any proceeding for any remedy available to the property trustee of the Trust; or

     o direct the exercise of any Trust or power conferred upon such property trustee under that Trust's trust declaration, including the right to direct the property trustee, as the holder of a series of debt securities, to

          (1) exercise the remedies available under the indenture involving the debt securities,

          (2)  waive any event of default under the indenture that is waivable,

          (3) cancel an acceleration of the principal of the debt securities, or

          (4) consent to any amendment, modification or termination of the indenture where consent is required,

but if an event of default under the indenture has occurred and is continuing, then the holders of 25% of the aggregate liquidation amount of the trust preferred securities may direct the property trustee to declare the debt securities immediately due and payable. If, however, the indenture requires the consent of the holders of more than a majority in aggregate principal amount of a series of debt securities (a "super-majority"), then the property trustee for the trust preferred securities related to that series of debt securities must get approval of the holders of the same super-majority in liquidation amount of the trust preferred securities. In addition, before taking any of the foregoing actions, except for directing the time, method and place of conducting any proceeding for any remedy available to the property trustee, the property trustee must obtain an opinion of counsel from a nationally recognized law firm stating that the action would not cause the Trust to be classified as other than a grantor trust for United States federal income tax purposes.

     The property trustee of a Trust will notify all trust preferred securities holders of the Trust of any notice received from the Trustee concerning the debt securities held by the Trust.

     As described in each trust declaration, the regular trustee may hold a meeting to have trust preferred securities holders vote on a change or have them approve the change by written consent.

     If a vote of trust preferred securities holders is taken or a consent is obtained, any trust preferred securities that are owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding. This means that:

     o we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of trust preferred securities and

     o any trust preferred securities owned by us, the regular trustees or any of our respective affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained.

INFORMATION CONCERNING THE PROPERTY TRUSTEES

     The property trustees will be unaffiliated with us and The Bank of Tokyo-Mitsubishi. For matters relating to compliance with the Trust Indenture Act, the property trustee of each Trust will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. Each property trustee, other than during the occurrence and continuance of an event of default under the trust declaration under the applicable Trust, undertakes to perform only those duties that are specifically stated in the applicable trust declaration and, upon an event of default under the trust declaration, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. In addition, a property trustee is under no obligation to exercise any of the powers given it by the applicable trust declaration at the request of any holder of trust preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the trust preferred securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the property trustee to take any action following an event of default under the trust declaration.

MISCELLANEOUS

     The trustees of each Trust are authorized and directed to conduct the affairs of and to operate the Trust in such a way that

     o the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

     o the Trust will be classified as a grantor trust for United States federal income tax purposes; and

     o the debt securities held by the Trust will be treated as indebtedness of UnionBanCal Corporation for United States federal income tax purposes.

     UnionBanCal Corporation and the trustees of a Trust are authorized to take any legal action that we and the trustees of such Trust determine to be necessary or desirable for such purposes so long as the action does not violate the Trust's certificate of trust or its trust declaration.

     Holders of trust preferred securities have no preemptive or similar rights.

     A Trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

     The property trustee will promptly make distributions to the holders of the Trust's preferred securities and common securities out of funds received by such Trust from holding our debt securities.

GOVERNING LAW

     Each trust declaration and the related trust preferred securities will be governed by and construed in accordance with the laws of the State of Delaware.

DESCRIPTION OF DEBT SECURITIES

     The following is a summary of the general terms of the debt securities. We will file a prospectus supplement that may contain additional terms when we issue debt securities. The terms presented here, together with the terms in a related prospectus supplement, will be a description of the material terms of the debt securities. You should also read the indenture. We have filed the indenture with the SEC as an exhibit to a Current Report on Form 8-K, filed with the SEC on February 19, 1999. All capitalized terms have the meanings specified in the indenture.

     We may issue, from time to time, debt securities, in one or more series, that will consist of either our senior debt ("Senior Debt Securities"), our senior subordinated debt ("Senior Subordinated Debt Securities"), our subordinated debt ("Subordinated Debt Securities") or our junior subordinated debt ("Junior Subordinated Debt Securities" and, together with the Senior Subordinated Debt Securities and the Subordinated Debt Securities, the "Subordinated Securities"). The debt securities we offer will be issued under an indenture between us and Bank One Trust Company, National Association (successor to The First National Bank of Chicago), acting as trustee. Debt securities, whether senior, senior subordinated, subordinated or junior subordinated, may be issued as convertible debt securities or exchangeable debt securities.

GENERAL TERMS OF THE INDENTURE

     The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and may be in any currency or currency unit that we may designate. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us.

     We may issue the debt securities issued under the indenture as "discount securities," which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for United States federal income tax purposes, be treated as if they were issued with "original issue discount" ("OID") because of interest payment and other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

     The applicable prospectus supplement for a series of debt securities that we issue will describe, among other things, the following terms of the offered debt securities:

     o  the title;

     o  any limit on the aggregate principal amount;

     o whether issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

     o whether issued in the form of one or more global securities and whether all or a portion of the principal amount of the debt securities is represented thereby;

     o  the price or prices at which the debt securities will be issued;

     o  the date or dates on which principal is payable;

     o the place or places where and the manner in which principal, premium or interest will be payable and the place or places where the debt securities may be presented for transfer and, if applicable, conversion or exchange;

     o interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable and the maturity;

     o the right, if any, to extend the interest payment periods and the duration of the extensions;

     o  our rights or obligations to redeem or purchase the debt securities;

     o conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

     o  the currency or currencies of payment of principal or interest;

     o the terms applicable to any debt securities issued at a discount from their stated principal amount;

     o the terms, if any, under which any debt securities will rank junior to any of our other debt;

     o if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

     o if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity as a result of a default on our obligations;

     o if applicable, covenants affording holders of debt protection against changes in our operations, financial condition or transactions involving us; and

     o  any other specific terms of any debt securities.

     The applicable prospectus supplement will present United States federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are listed or quoted.

SENIOR DEBT SECURITIES

     Payment of the principal of, premium, if any, and interest on Senior Debt Securities will rank on a parity with all of our other unsecured and unsubordinated debt.

SENIOR SUBORDINATED DEBT SECURITIES

     Payment of the principal of, premium, if any, and interest on Senior Subordinated Debt Securities will be junior in right of payment to the prior payment in full of all of our unsubordinated debt, including Senior Debt Securities. We will state in the applicable prospectus supplement relating to any Senior Subordinated Debt Securities the subordination terms of the securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the Senior Subordinated Debt Securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior debt.

SUBORDINATED DEBT SECURITIES

     Payment of the principal of, premium, if any, and interest on Subordinated Debt Securities will be subordinated and junior in right of payment to the prior payment in full of all of our senior debt, including our senior subordinated debt. We will state in the applicable prospectus supplement relating to any Subordinated Debt Securities the subordination terms of the securities as well as the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by its terms would be senior to the Subordinated Debt Securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior indebtedness.

JUNIOR SUBORDINATED DEBT SECURITIES

     Payment of the principal of, premium, if any, and interest on Junior Subordinated Debt Securities will be subordinated and junior in right of payment to the prior payment in full of all of our senior, senior subordinated and subordinated debt. We will state in the applicable prospectus supplement relating to any Junior Subordinated Debt Securities the subordination terms of the securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the Junior Subordinated Debt Securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior indebtedness.

CONVERSION OR EXCHANGE RIGHTS

     Debt securities may be convertible into or exchangeable for shares of our equity securities. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

     o  the conversion or exchange price;

     o  the conversion or exchange period;

     o provisions regarding the ability of us or the holder to convert or exchange the debt securities;

     o  events requiring adjustment to the conversion or exchange price; and

     o provisions affecting conversion or exchange in the event of our redemption of the debt securities.

CONSOLIDATION, MERGER OR SALE

     We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person unless (a) we will be the continuing corporation or (b) the successor corporation or person to which our assets are transferred or leased is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes our obligations under the debt securities and the indenture. In addition, we cannot complete such a transaction unless immediately after completing the transaction, no event of default under the indenture, and no event which, after notice or lapse of time or both, would become an event of default under the indenture, shall have happened and be continuing. When the person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we shall be discharged from all our obligations under the debt securities and the indenture except in limited circumstances.

     This covenant would not apply to any recapitalization transaction, a change of control of UnionBanCal Corporation or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

EVENTS OF DEFAULT

     The term "Event of Default," when used in the indenture, unless otherwise indicated, means any of the following:

     o failure to pay interest for 30 days after the date payment is due and payable; provided that if we extend an interest payment period in accordance with the terms of the debt securities, the extension will not be a failure to pay interest;

     o failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

     o  failure to make sinking fund payments when due;

     o failure to perform other covenants for 90 days after notice that performance was required;

     o events in bankruptcy, insolvency or reorganization of UnionBanCal Corporation; or

     o any other Event of Default provided in the applicable resolution of our Board or the supplemental indenture under which we issue a series of debt securities.

     An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. If an Event of Default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

     If an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 90 days after notice of such, or if any other Event of Default occurs and is continuing involving all of the series of Senior Debt Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Senior Debt Securities may declare the entire principal amount of all of the series of Senior Debt Securities due and payable immediately.

     Similarly, if an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 90 days after notice of such, or if any other Event of Default occurs and is continuing involving all of the series of Subordinated Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Subordinated Securities may declare the entire principal amount of all of the series of Subordinated Securities due and payable immediately.

     If, however, the Event of Default relating to the performance of other covenants or any other Event of Default that has occurred and is continuing is for less than all of the series of Senior Debt Securities or Subordinated
Securities, as the case may be, then, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the Senior Debt Securities or the Subordinated Securities, as the case may be, may declare the entire principal amount of all debt securities of such affected series due and payable immediately. The holders of not less than a majority in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

     If an Event of Default relating to events in bankruptcy, insolvency or reorganization of UnionBanCal Corporation occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

     The indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

     o the holder has previously given to the trustee written notice of default and continuance of such default,

     o the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action,

     o the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action,

     o the trustee has not instituted the action within 60 days of the request, and

     o the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

     We will be required to file annually with the trustee a certificate, signed by an officer of UnionBanCal Corporation, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

REGISTERED GLOBAL SECURITIES

     We may issue the debt securities of a series in whole or in part in the form of one or more fully registered global securities. We will deposit any registered global securities with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement and registered in the name of such depositary or nominee. In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities.

     Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

     o  by the depositary for such registered global security to its nominee,

     o by a nominee of the depositary to the depositary or another nominee of the depositary, or

     o by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

     The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to all depositary arrangements for debt securities:

     o ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, these persons being referred to as "participants," or persons that may hold interests through participants;

     o upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

     o any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

     o ownership of beneficial interest in such registered global security will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by the depositary for such registered global security for interests of participants, and on the records of participants for interests of persons holding through participants.

     The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

     So long as the depositary for a registered global security, or its nominee, is the registered owner of such registered global security, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

     o will not be entitled to have the debt securities represented by a registered global security registered in their names,

     o will not receive or be entitled to receive physical delivery of the debt securities in the definitive form, and

     o will not be considered the owners or holders of the debt securities under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

     We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

     We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security. None of UnionBanCal Corporation, the trustee or any other agent of UnionBanCal Corporation or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name." We also expect that any of these payments will be the responsibility of the participants.

     If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

     We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as "bearer global securities." We will deposit these securities with a common depositary for Euroclear System and Clearstream Banking, Luxembourg, SOCIETE ANONYME, or with a nominee for the depositary identified in the prospectus supplement relating to the series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures. These will include the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     We can discharge or decrease our obligations under the indenture as stated below.

     We may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

     Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time ("defeasance"). We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an event of default under the trust declaration ("covenant defeasance"). We may effect defeasance and covenant defeasance only if, among other things:

     o we irrevocably deposit with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal, premium, if any, and interest on all outstanding debt securities of the series;

     o we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders' U.S. federal income tax treatment of principal, premium, if any, and interest payments on the series of debt securities; and

     o in the case of subordinated debt securities, no event or condition shall exist that, based on the subordination provisions applicable to the series, would prevent us from making payments of principal of, premium, if any, and interest on any of the applicable subordinated debt securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the deposit date.

     In the case of a defeasance by us, the opinion we deliver must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law occurring, after February 19, 1999, since such a result would not occur under the U.S. federal income tax laws in effect on such date.

     Although we may discharge or decrease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

MODIFICATION OF THE INDENTURE

     The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

     o  secure any debt securities,

     o  evidence the assumption by a successor corporation of our obligations,

     o  add covenants for the protection of the holders of debt securities,

     o  cure any ambiguity or correct any inconsistency in the indenture,

     o  establish the forms or terms of debt securities of any series, and

     o evidence and provide for the acceptance of appointment by a successor trustee.

     The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of Senior Debt Securities or of Subordinated Securities, as the case may be, then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

     o  extend the final maturity of any debt security;

     o  reduce the principal amount or premium, if any;

     o  reduce the rate or extend the time of payment of interest;

     o  reduce any amount payable on redemption;

     o change the currency in which the principal, premium, if any, or interest is payable, unless otherwise provided for a series;

     o reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

     o alter provisions of the indenture relating to the debt securities not denominated in U.S. dollars;

     o impair the right to institute suit for the enforcement of any payment on any debt security when due; or

     o reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture.

CONCERNING THE TRUSTEE

     The indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a Trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed from one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be effected by the trustee for such series at an office designated by such trustee in New York, New York.

     If the trustee becomes a creditor of UnionBanCal Corporation, the indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

     The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee concerning the applicable series of debt securities, provided that the direction:

     o  would not conflict with any rule of law or with the indenture,

     o would not be unduly prejudicial to the rights of another holder of the debt securities, and

     o  would not involve any trustee in personal liability.

     The indenture provides that in case an Event of Default shall occur, not be cured and be known to any trustee, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the Trust's power. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they shall have offered to the trustee security and indemnity satisfactory to the trustee.

NO INDIVIDUAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS OR DIRECTORS

     The indenture provides that no incorporator and no past, present or future shareholder, officer or director of UnionBanCal Corporation or any successor corporation in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

GOVERNING LAW

     The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

            DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEES

     The following is a description of the material terms of the Trust Preferred Securities Guarantees. If we plan to issue a Trust Preferred Securities
Guarantee in the future that differs from this description, we will file a prospectus supplement with the additional terms. You should also read the guarantees. We have filed the guarantees with the SEC as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

     We will execute a guarantee, which benefits the holders of trust preferred securities, at the time that a Trust issues those trust preferred securities. Each guarantee will be qualified as an indenture under the Trust Indenture Act. Unless otherwise stated in a prospectus supplement, Bank One Trust Company, National Association (successor to The First National Bank of Chicago), will act as indenture trustee under each guarantee for the purposes of compliance with the Trust Indenture Act. The trustee will hold each guarantee for the benefit of the preferred securities holders of the applicable Trust.

     We will agree, as described in each guarantee, to pay in full to the holders of the trust preferred securities issued by the applicable Trust, the Guarantee Payments, when and as due, regardless of any defense, right of set-off or counterclaim which the Trust may have or assert. The following payments ("Guarantee Payments"), if not previously paid by a Trust, will be covered by the applicable guarantee:

     o any accumulated and unpaid distributions required to be paid on the applicable trust preferred securities, if the Trust has funds available to make the payment;

     o the redemption price, if the Trust has funds available to make the payment; and

     o upon a voluntary or involuntary dissolution and winding up or termination of the Trust, other than in connection with a distribution of debt securities to holders of the applicable trust preferred securities or the redemption of all the trust preferred securities, the lesser of:

(1) the aggregate of the liquidation amount specified in the prospectus supplement for each trust preferred security plus all accumulated and unpaid distributions on the trust preferred securities to the date of payment, if the Trust has funds available to make the payment and

(2)  the amount of assets of the Trust remaining  available for  distribution to
     holders  of  its  trust   preferred   securities  upon  a  dissolution  and
     termination of the Trust (either, a "Liquidation Payment").

     Our obligation to make a Guarantee Payment may be satisfied by directly paying the required amounts to the holders of the trust preferred securities or by causing the Trust to pay the amounts to the holders.

     No single document executed by us relating to the issuance of trust preferred securities will provide for its full, irrevocable and unconditional guarantee of the trust preferred securities. It is only the combined operation of our obligations under the indenture and the applicable guarantee and trust declaration that has the effect of providing a full, irrevocable and unconditional guarantee of a Trust's obligations under its trust preferred securities.

STATUS OF THE TRUST PREFERRED SECURITIES GUARANTEES

     Each guarantee will constitute an unsecured obligation of UnionBanCal Corporation and will rank:

     o subordinate and junior in right of payment to all of our other liabilities, except those obligations made equal or junior to its obligations under a guarantee;

     o equal with the most senior preferred or preference stock now or hereafter issued by us, and with any guarantee now or hereafter issued by us in respect of any preferred or preference stock of any of our affiliates; and


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

     o  senior to our common stock.

     Each trust declaration will require that the holder of trust preferred securities accept the subordination provisions and other terms of the guarantee. Each guarantee will constitute a guarantee of payment and not of collection. In other words, the holder of the guaranteed security may sue us, or seek other remedies, to enforce its rights under the guarantee without first suing any other person or entity. A guarantee will not be discharged except:

     o  upon payment of the Guarantee Payments in full if not previously paid,

     o upon distribution of the underlying securities to the holders of trust preferred securities upon any conversion or exchange of the holder's trust preferred securities into the designated securities, if applicable or

     o  upon   distribution  to  the  applicable   holders  of  trust  preferred
        securities of the corresponding series of debt securities under the appropriate trust declaration.

AMENDMENTS AND ASSIGNMENT

     Changes to the guarantee that do not adversely affect the rights of holders of trust preferred securities in any material respect may be made without the consent of those holders. Otherwise, a guarantee may only be amended with the prior approval of the holders of at least a majority in aggregate liquidation amount of the affected trust preferred securities, excluding any affected trust preferred securities held by us or any of our affiliates. A description of the way to obtain any approval is described under "Description of the Trust Preferred Securities--Voting Rights; Amendment of Declarations." All guarantees and agreements contained in the guarantee will be binding on our successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the applicable trust preferred securities.

TRUST PREFERRED SECURITIES GUARANTEE EVENTS OF DEFAULT

     An event of default under a guarantee occurs if:

     o we fail to make any of our required payments or perform our obligations under the guarantee, or

     o we fail to deliver the designated securities upon an appropriate election by the holder of related trust preferred securities to convert or exchange the trust preferred securities into the designated securities, if applicable.

     The holders of at least a majority in aggregate liquidation amount of the trust preferred securities relating to each guarantee, excluding any trust preferred securities held by us or any of our affiliates, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee relating to such guarantee or to direct the exercise of any Trust or power given to the trustee under such guarantee.

INFORMATION CONCERNING THE TRUST PREFERRED GUARANTEE TRUSTEE

     The trustee under a guarantee, other than during the occurrence and continuation of a default under such guarantee, will only perform the duties that are specifically described in the guarantee. Upon the occurrence of a default, the trustee will exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. A trustee is under no obligation to exercise any of its powers as described in the applicable guarantee at the request of any holder of covered trust preferred securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

TERMINATION OF THE TRUST PREFERRED SECURITIES GUARANTEE

     Each guarantee will terminate once the applicable trust preferred securities are paid in full upon distribution of the underlying securities to the holders of trust preferred securities, upon any conversion or exchange of the holder's trust preferred securities into the designated securities, if applicable, or upon distribution of the corresponding series of debt securities to the holders of the applicable trust preferred securities. Each guarantee will continue to be effective or will be reinstated if at any time any holder of trust preferred securities issued by the applicable Trust must restore payment of any sums paid under such trust preferred securities or such guarantee.

MISCELLANEOUS

     UnionBanCal Corporation will pay all fees and expenses related to:

     o  the  offering  of  the  trust   preferred   securities  and  the  junior
        subordinated debentures,

     o  the organization, maintenance and dissolution of a Trust,

     o  the retention of the trustees and

     o the enforcement by the property trustee of the rights of the holders of the trust preferred securities.

GOVERNING LAW

     The guarantees will be governed by and construed in accordance with the laws of the State of New York.

RELATIONSHIP  AMONG  THE  TRUST  PREFERRED   SECURITIES,   THE  TRUST  PREFERRED
SECURITIES GUARANTEE AND THE DEBT SECURITIES HELD BY EACH TRUST

     We will guarantee payments of distributions and redemption and liquidation payments due on each series of the trust preferred securities, if the applicable Trust has funds available for the payments, as described under "Description of the Trust Preferred Securities Guarantees." No single document executed by us in connection with the issuance of any series of the trust preferred securities will provide for its full, irrevocable and unconditional guarantee of any trust preferred securities. It is only the combined operation of our obligations under the applicable guarantee, trust declaration and the indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under its trust preferred securities.

     As long as we make payments of interest and other payments when due on the debt securities held by a Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the trust preferred securities issued by that Trust, primarily because:

     o the aggregate principal amount of the debt securities will be equal to the sum of the aggregate liquidation amount of the trust preferred and trust common securities;

     o the interest rate and interest and other payment dates on the debt securities will match the distribution rate and distribution and other payment dates for the trust preferred securities;

     o we will pay for any and all costs, expenses and liabilities of each Trust, except such Trust's obligations under its trust preferred securities; and

     o each trust declaration provides that the related Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

     If we do not make payments on the debt securities, the applicable Trust will not have funds available to make payments of distributions or other amounts due on its trust preferred securities. In those circumstances, you will not be able to rely upon the guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of trust preferred securities under the Trust's trust declaration if we make a payment to you in any legal action.

     A holder of any trust preferred security may sue us, or seek other remedies, to enforce its rights under the guarantee without first suing the applicable trustee, the Trust that issued the trust preferred security or any other person or entity.

                              PLAN OF DISTRIBUTION

     UnionBanCal Corporation may sell common stock, preferred stock, depositary shares or any series of debt securities and a Trust may sell trust preferred securities in one or more of the following ways from time to time:

     o to underwriters or dealers for resale to the public or to institutional investors;

     o  directly to institutional investors; or

     o  through agents to the public or to institutional investors.

     The prospectus supplements will state the terms of the offering of the securities, including:

     o  the name or names of any underwriters or agents,

     o  the purchase price of the securities,

     o the proceeds to UnionBanCal Corporation or the applicable Trust, as the case may be, from the sale,

     o any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation,

     o  any initial public offering price,

     o any discounts or concessions allowed or reallowed or paid to dealers, and

     o  any securities exchanges on which such securities may be listed.

     If underwriters are used in the sale, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

     If a dealer is used in the sale, we and/or a Trust, as the case may be, will sell such securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time for resale.

     Unless otherwise set forth in a prospectus supplement, there will be conditions to the underwriters' obligations to purchase any series of securities, and the underwriters will be obligated to purchase all of a series of securities, if any are purchased.

     Underwriters and agents may be entitled under agreements entered into with us and/or a Trust to indemnification by us and/or a Trust against certain civil liabilities, including liabilities under the Securities Act, or to contribution concerning payments that the underwriters or agents may be required to make in respect thereof. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

     Other than the common stock, which is listed on the New York Stock Exchange, each of the securities issued hereunder will be a new issue of securities and will have no prior trading market. Any common stock sold based on a prospectus supplement will be quoted on the New York Stock Exchange, after official notice of issuance. Any underwriters to whom UnionBanCal Corporation or a Trust sells securities for public offering and sale may make a market in the securities, but no underwriter will be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange.

                                 LEGAL OPINIONS

     The validity of the securities being offered by this prospectus will be passed upon for UnionBanCal Corporation and each Trust by Pillsbury Winthrop LLP, San Francisco, California and New York, New York.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from UnionBanCal Corporation's Annual report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning UnionBanCal Corporation at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including UnionBanCal Corporation. Our SEC filings, and other information with respect to us, may also be obtained on the internet at our web site at http://www.uboc.com. The information on our web site is not incorporated by reference in this prospectus. Our common stock is quoted on the New York Stock Exchange under the symbol "UB".

     This prospectus is part of a registration statement that we and the Trusts filed with the SEC. You can obtain the full registration statement from the SEC as indicated above, or from us.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose important information to you by referring to those filed documents. The information referred to in this way is an important part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

     o  Annual Report on Form 10-K for the year ended December 31, 2000; and

     o Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

     We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering of the securities made by this prospectus.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Investor Relations, UnionBanCal
Corporation, 400 California Street, San Francisco, California 94104-1302, telephone: (415) 765-2969.


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

     There  are  no  separate  financial   statements  of  the  Trusts  in  this
prospectus. We do not believe such financial statements would be helpful because:

     o The Trusts are subsidiaries of UnionBanCal Corporation, which files consolidated financial information under the Securities Exchange Act.

     o The Trusts do not have any independent operations other than issuing the preferred and common securities and purchasing our debt securities.

     o The Trusts' only material assets will be our debt securities when issued.

     o The combined obligations of UnionBanCal Corporation under the debt securities, the Trust Preferred Securities Guarantees, the Declarations and the Indenture have the effect of providing a full, irrevocable and unconditional guarantee of the Trusts' obligations under their trust preferred securities. See "Description of Debt Securities," "Description of the Trust Preferred Securities Guarantees" and "Relationship Among the Trust Preferred Securities, the Trust Preferred Securities Guarantee and the Debt Securities Held by Each Trust."













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



================================================================================


                                  $200,000,000


                             UnionBanCal Corporation


                             % Senior Notes due 2006

                  [UNIONBANCAL CORPORATION LOGO APPEARS HERE]

                                   -----------

                              PROSPECTUS SUPPLEMENT

                                   -----------


                                 November , 2001


                              Salomon Smith Barney

                            Bear, Stearns & Co. Inc.

                                 Lehman Brothers

                                 Morgan Stanley

================================================================================